UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

1347 Capital Corp.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities) 68245V 103
(CUSIP Number)
Joel L. Rubinstein, Esq.
McDermott Will & Emery LLP
340 Madison Avenue
New York, New York 10173-1922
(212) 547-5336
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68245V 103	SCHEDULE 13D

1	NAME OF REPORTING PERSONS 1347 Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,248,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,248,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,248,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 21%
14	TYPE OF REPORTING PERSON CO

1. Does not include 699,000 shares which may be purchased by exercising warrants that are not presently exercisable.

CUSIP No. 68245V 103	SCHEDULE 13D

1	NAME OF REPORTING PERSONS 1347 Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,248,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,248,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,248,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 21%
14	TYPE OF REPORTING PERSON CO

1. Does not include 699,000 shares which may be purchased by exercising warrants that are not presently exercisable.

CUSIP No. 68245V 103	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Larry G. Swets, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 1,248,000(1)
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 1,248,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,258,000(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON IN

1. The reporting person disclaims beneficial ownership of the shares.

2. Does not include 699,000 shares which may be purchased by exercising warrants that are not presently exercisable.

CUSIP No. 68245V 103	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Hassan Baqar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 1,248,000(1)
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 1,248,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,258,000(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 21.1%
14	TYPE OF REPORTING PERSON IN

1. The reporting person disclaims beneficial ownership of the shares.

2. Does not include 699,000 shares which may be purchased by exercising warrants that are not presently exercisable.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission on July 31, 2014. Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D, as amended to date.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4.	PURPOSE OF TRANSACTION
Insider Shares

On February 6, 2015, pursuant to a Securities Assignment Agreement included in this filing as Exhibit 1, the Sponsor transferred 10,000 Insider Shares to each of William M. Becker, Richard Booth, Andrew Frazier, John T. Fitzgerald, Joshua Horowitz, Leo Christopher Saenger III, Thomas D. Sargent, Gordon G. Pratt, Hassan R. Baqar and Larry G. Swets, Jr., each of whom paid a purchase price of approximately $0.02 per share. In connection with these transactions, Messrs. Becker, Booth, Frazier, Fitzgerald, Horowitz, Saenger, Sargent, Pratt, Baqar and Swets became parties to the Registration Rights Agreement.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The information contained on the cover pages to this Schedule and set forth in Item 4 hereof is incorporated herein by reference.

(c) Except as described in Item 4, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock.

(d) None.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS
The following documents are filed as exhibits to this Schedule:
Exhibit	Description
1	Securities Assignment Agreement, dated as of December 15, 2014, between the Sponsor, William M. Becker, Richard Booth, Andrew Frazier, John T. Fitzgerald, Joshua Horowitz, Leo Christopher Saenger III, Thomas D. Sargent, Gordon G. Pratt, Hassan R. Baqar and Larry G. Swets, Jr.

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 25, 2015

1347 INVESTORS LLC By: /s/ Hassan Baqar* Name: Hassan Baqar Its: President 1347 CAPITAL LLC By: /s/ Hassan Baqar* Name: Hassan Baqar Its: Manager /s/ Larry G. Swets, Jr.* Larry G. Swets, Jr.
/s/ Hassan Baqar* Hassan Baqar

* By: /s/ Zachary Swartz Name: Zachary Swartz Attorney-in-Fact

Exhibit 1

SECURITIES ASSIGNMENT AGREEMENT

This Securities Assignment Agreement (this “Assignment”) is dated as of December 15, 2014, by and among 1347 Investors LLC, a Delaware limited liability company (the “Seller”), and the parties identified on the signature page hereto (each a “Buyer” and, collectively, the “Buyers”).

WHEREAS, on the terms and subject to the conditions set forth in this Assignment, the Seller wishes to assign to the Buyers an aggregate of 100,000 shares of common stock (the “Shares”) of 1347 Capital Corp. (the “Company”), and the Buyers wish to receive the Shares from the Seller.

NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this Assignment, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1.                Assignment of Shares. Seller hereby assigns 10,000 Shares to each of the Buyers. The Buyers have paid to the Seller an aggregate amount of Two Thousand One Hundred Seventy Three Dollars and Ninety One Cents ($2,173.91), in consideration of the assignment of the Shares.

Section 2.                Escrow of Shares. Each Buyer (i) acknowledges that such Buyer has reviewed the Stock Escrow Agreement, dated as of July 15, 2014, by and among the Company, the Seller and Continental Stock Transfer & Trust Company (the “Escrow Agreement”), a copy of which is attached as Exhibit A hereto, and (ii) agrees to be bound by the terms, conditions, restrictions, representations, warranties, obligations, agreements and covenants set forth in the Escrow Agreement.

Section 3.                Letter Agreement. Each Buyer (i) acknowledges that such Buyer has reviewed the Letter Agreement, dated as of July 15, 2014, by and between the Company and the Seller (the “Letter Agreement”), and (ii) agrees to be bound by the terms, conditions, restrictions, representations, warranties, obligations, agreements and covenants set forth in Sections 1, 2(b), 3, 5 and 9-16 of the Letter Agreement.

Section 4.                No Conflicts. Each party represents and warrants that neither the execution and delivery of this Assignment by such party, nor the consummation or performance by such party of any of the transactions contemplated hereby or by the Escrow Agreement or Sections 1, 2(b), 3, 5 and 9-16 of the Letter Agreement, will with or without notice or lapse of time, constitute, create or result in a breach or violation of, default under, loss of benefit or right under or acceleration of performance of any obligation required under any agreement to which it is a party.

Section 5.                Investment Representations. Each Buyer represents and warrants, with respect to himself only, as follows: such Buyer hereby acknowledges that an investment in the Shares involves certain significant risks. Such Buyer has no need for liquidity in his investment in the Shares for the foreseeable future and is able to bear the risk of that investment for an indefinite period. Such Buyer acknowledges and hereby agrees that the Shares will not be transferable under any circumstances unless registered by the Company in accordance with federal and state securities laws or sold in compliance with an exemption under such laws and such transfer complies with all applicable lock-up restrictions on such Buyer (as described in the Company’s registration statement on Form S-1, as amended (File Number 333-195695) relating to an underwritten public offering by the Company). Such Buyer further understands that any certificates evidencing the Shares bear a legend referring to the foregoing transfer restrictions.

The Shares are being acquired solely for such Buyer’s own account, for investment purposes only, and are not being purchased with a view to or for the resale, distribution, subdivision or fractionalization thereof; and such Buyer has no present plans to enter into any contract, undertaking, agreement or arrangement for such resale, distribution, subdivision or fractionalization. Such Buyer has been given the opportunity to (i) ask questions of and receive answers from the Seller and the Company concerning the terms and conditions of the Shares, and the business and financial condition of the Company and (ii) obtain any additional information that the Seller possesses or can acquire without unreasonable effort or expense that is necessary to assist such Buyer in evaluating the advisability of the purchase of the Shares and an investment in the Company. Such Buyer is not relying on any oral representation made by any person as to the Company or its operations, financial condition or prospects. Such Buyer is an “accredited investor” as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended.

Section 6.                Miscellaneous. This Assignment, together with the certificates, documents, instruments and writings that are delivered pursuant hereto, constitutes the entire agreement and understanding of the parties hereto in respect of its subject matter. This Assignment may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. This Assignment may not be amended, modified or waived as to any particular provision, except by a written instrument executed by all parties hereto. Except as otherwise provided herein, no party hereto may assign either this Assignment or any of its rights, interests, or obligations hereunder without the prior written approval of the other party.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have executed this Assignment to be effective as of the date first set forth above.

1347 INVESTORS LLC

By: /s/ Hassan R. Baqar
Name: Hassan R. Baqar
Title: President

BUYERS:

/s/ William M. Becker
Name: William M. Becker

/s/ Richard Booth
Name: Richard Booth

/s/ Andrew Frazier
Name: Andrew Frazier

/s/ John T. Fitzgerald
Name: John T. Fitzgerald

/s/ Joshua Horowitz
Name: Joshua Horowitz

/s/ Leo Christopher Saenger III
Name: Leo Christopher Saenger III

/s/ Thomas D. Sargent
Name: Thomas D. Sargent

/s/ Gordon G. Pratt
Name: Gordon G. Pratt

/s/ Hassan R. Baqar
Name: Hassan R. Baqar

/s/ Larry G. Swets, Jr.
Name: Larry G. Swets, Jr.

[Signature Page to Securities Assignment Agreement among 1347 Investors LLC, Special Advisors and Directors]

Exhibit A

Stock Escrow Agreement

Exhibit B

Letter Agreement